Kalos Capital, Inc.

Financial Statements with

Supplementary Information

December 31, 2017

Kalos Capital, Inc

Table of Contents
December 31, 2017

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-50630

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kalos Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11525 Park Woods Circle
(No. and Street)

Alpharetta	Georgia	30005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carol Wildermuth 678-356-1100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HLB Gross Collins
(Name – *if individual, state last, first, middle name*)

3330 Cumberland Blvd; Suite 900	Atlanta	GA	30339
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Carol Wildermuth, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kalos Capital, Inc., as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

LAURA EBERHARD
MY COMMISSION EXPIRES
NOTARY PUBLIC
MARCH 22, 2021
FULTON COUNTY, GEORGIA

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Certified Public Accountants and Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Kalos Capital, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Kalos Capital, Inc. (the "Company") as of December 31, 2017, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as "the financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Kalos Capital, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Kalos Capital, Inc.'s management. Our responsibility is to express an opinion on Kalos Capital, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Kalos Capital, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information included on page 12 has been subjected to audit procedures performed in conjunction with the audit of Kalos Capital, Inc.'s financial statements. The supplemental information is the responsibility of Kalos Capital, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

HLB Gross Collins, P.C.

We have served as Kalos Capital, Inc.'s auditor since 2015.
Atlanta, Georgia
February 20, 2018

3330 Cumberland Blvd., Suite 900 Atlanta, GA 30339 (P) 770-433-1711 (F) 770-432-3473

www.hlbgrosscollins.com "Local In Touch - Global In Reach"

HLB Gross Collins, P.C. is a member of HLB International, a worldwide network of accounting firms and business advisors

Kalos Capital, Inc.

Statement of Financial Condition
December 31, 2017

Assets

Cash	$ 2,291,121
Deposits with clearing organizations	150,000
Commissions receivable	1,718,752
Accounts receivable	171,591
Prepaid expenses	344,685
Total assets	**$ 4,676,149**

Liabilities and stockholders' equity

Liabilities

Accounts payable and accrued expenses	$ 139,738
Accounts payable, related parties	86,094
Commissions payable	1,839,849
Deferred Revenue	332,500
Total liabilities	**2,398,181**

Stockholders' equity

Common stock, $1 par value, 100 shares authorized, issued and outstanding	100
Paid-in capital	50,900
Retained earnings	2,226,968
Total stockholders' equity	**2,277,968**
Total liabilities and stockholders' equity	**$ 4,676,149**

The accompanying notes are an integral part of these financial statements.

Kalos Capital, Inc.

Statement of Income
For the Year Ended December 31, 2017

Revenues		
Commissions	$	27,311,842
Other Fee Revenue		855,113
Total revenues		**28,166,955**
Operating expenses		
Commissions		**20,448,526**
General and administrative		**5,696,961**
Total operating expenses		**26,145,487**
Net income	$	**2,021,468**

Kalos Capital, Inc.

Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2017

	Common Stock		Paid-In	Retained
	Shares	Amount	Capital	Earnings
Balance, December 31, 2016	100	$ 100	$ 50,900	$ 2,155,500
Net income	-	-	-	2,021,468
Distributions	-	-	-	(1,950,000)
Balance, December 31, 2017	**100**	**$ 100**	**$ 50,900**	**$ 2,226,968**

The accompanying notes are an integral part of these financial statements.

Kalos Capital, Inc.

Statement of Cash Flows
For the Year Ended December 31, 2017

Cash flows from operating activities		
Cash received from customers	$	**28,349,013**
Cash paid to suppliers and employees		**(26,187,427)**
Net cash provided by operating activities		**2,161,586**
Cash flows from financing activities		
Distributions paid		**(1,950,000)**
Net cash used in financing activities		**(1,950,000)**
Net increase in cash		**211,586**
Cash, beginning of year		**2,229,535**
Cash, end of year	$	**2,441,121**
Reconciliation of income to net cash provided by operating activities		
Net income	$	**2,021,468**
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease in commissions receivable		**63,320**
Decrease in accounts receivable		**32,238**
Increase in prepaid expenses		**(110,288)**
Increase in accounts payable and accrued expenses		**18,566**
Increase in accounts payable, related parties		**84,421**
Decrease in commissions payable		**(34,639)**
Increase in deferred revenue		**86,500**
Net cash provided by operating activities	$	**2,161,586**

1. Nature of Operations and Summary of Significant Accounting Policies

Kalos Capital, Inc. (the "Company") was formed in 1997 and conducts business as a securities broker-dealer. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC).

Description of the Business

The Company, through a network of registered representatives, sells various securities to customers, including stocks, bonds, direct participation programs through private placements, interests in limited partnerships, limited liability companies, real estate investment trusts, business development companies and variable annuities, on a fully disclosed basis. All of the Company's trades are cleared through one of two unrelated clearing brokers. The Company's independent registered representatives are licensed throughout the United States.

Use of Estimates in Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently Issued Accounting Standard

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers (Topic 606). The FASB issued several amendments to this standard, ASU-2015-14, ASU 2016-08, ASU 2016-10 and ASU 2016-12, in August 2015, March, April and May 2016, respectively. The guidance in this ASU affects any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards. The guidance in this ASU supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the Codification. In December 2016, the FASB issued ASU 2016-20, Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers, to clarify various areas within the guidance for correction and improvement.

This ASU is effective for public companies with fiscal years beginning after December 15, 2017. Brokers and Dealers are classified as public entities, as defined in FASB ASU 2013-12, Definition of Public Business Entity, because they file their financial statements with the SEC.

The adoption of this new revenue recognition standard is not expected to have a material impact on the financial statements. The customer obtains control of the service and benefits from the asset when the trade is executed, therefore trade date revenue recognition is not expected to be significantly different.

Cash

Cash represents withdrawable deposits in a bank account held in a broker/dealer. From time to time, balances may exceed federally insured limits. The Company does not believe it is exposed to any significant credit risk in such account. The cash balance shown in the Statement of Cash Flows included Deposits with Clearing Organizations.

Deposits with Clearing Organizations

Deposits are held by the clearing brokers as a condition of the Company's Fully Disclosed Clearing Agreements. The required deposits with the clearing organizations totaled $150,000 at December 31, 2017.

Revenue Recognition

Commission revenues and related clearing expenses are recorded on a trade-date basis as securities transactions occur. The trade date is the date the trade transaction is executed and processed by the company. During 2017, three products individually accounted for greater than 5% of commission revenue. Total revenue generated from these three products represented approximately 22% of commission revenue in 2017.

The Company receives sponsorship income for annual events for its investment advisors in return for publicity and other networking opportunities. The income received prior to the events are deferred and recognized as income when the related costs have been incurred and the Company has satisfied its obligation under the contract. Deferred revenue was $332,500 as of December 31, 2017.

The Company receives reimbursements from the Company's registered reps that relate to fees paid on their behalf. These fee reimbursements are recognized as income in the period in which the associated costs are incurred.

Commissions Receivable

The Company considers current commissions receivable to be fully collectible and historically has incurred insignificant bad debt losses. Accordingly, no allowance for doubtful accounts is provided in the accompanying financial statements. Six products individually represent 5% of commissions receivable at December 31, 2017. Commissions receivable from these products represented approximately 69% of commissions receivable at December 31, 2017.

Income Taxes

The Company has elected to be taxed under the S Corporation provision of the Internal Revenue Code and similar state laws. Under this provision, the Company does not pay corporate income taxes on its taxable income. Instead, the stockholders' are liable for individual income taxes on their respective shares of the Company's taxable income. Accordingly, the accompanying financial statements do not include a provision or liability for income taxes.

Management of the Company considers the likelihood of changes by taxing authorities in its filed income tax returns and discloses potential significant changes that management believes are more likely than not to occur upon examination by tax authorities. Management has not identified any uncertain tax positions in filed income tax returns that require recognition or disclosure in the accompanying financial statements. The Company's income tax returns for the years subsequent to 2014 are subject to examination by tax authorities, and may change upon examination.

Subsequent Events

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated for potential recognition and disclosure through February 20, 2018, the date the financial statements were available to be issued. Except as noted in note 4 to the financial statements, there were no other subsequent events that require recognition or disclosure in the financial statements.

2. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires that the ratio of aggregate indebtedness to net capital (as these terms are defined in the Rule) shall not exceed fifteen to one. Net capital and the net capital ratio fluctuate on a daily basis. As of December 31, 2017, the ratio of aggregate indebtedness to net capital ratio was 1.76 to 1 and net capital was $1,359,865 which exceeded the minimum net capital requirements by $1,199,986.

3. **Related Party Transaction**

The Company shares various office expenses and salaries with a company under common ownership (affiliate). Expenses paid to this affiliate during 2017 for shared expenses were $3,876,360.

4. **Commitments and Contingencies**

In the normal course of business as a broker, the Company may be exposed to various risks such as credit risk or risk of default by a client, or legal action by a client or a client's counterparty related to the performance of its services under a contract agreement. Subsequent to year end and filing its focus report, the Company settled two arbitrations that were pending with FINRA. The financial statements were not adjusted as the impact of reducing net income approximately $28,000 was not material. Management does not believe the Company is exposed to any significant risks as of and for the year ended December 31, 2017.

Supplementary Information

Kalos Capital, Inc.

Supplementary Information
December 31, 2017

Computation of net capital:

Stockholders' equity, December 31, 2017	$	2,277,968
Less other allowable credits		-
Less non-allowable assets		(918,103)
Net capital	$	**1,359,865**

Reconciliation of net capital under Rule 15c3-1:

Net capital, Form X-17A-5, Part IIA	$	1,359,865
Other adjustments		-
Net capital per above computation	$	**1,359,865**

Reconciliation of stockholders' equity:

Stockholder's equity, Form X-17A-5, Part IIA	$	2,277,968
Rounding		-
Stockholders' equity per audited financial statements	$	**2,277,968**

Computation of aggregate indebtedness as defined under Rule 15c3-1:

Accrued commissions	$	1,839,849
Deferred revenue		332,500
Accounts payable and accrued expenses		139,738
Accounts payable, related parties		86,094
Total aggregate indebtedness	$	**2,398,181**
Ratio of aggregate indebtedness to net capital		**1.76 to 1**

There was no material difference between the preceding net capital computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2017.



HLB Gross Collins

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Kalos Capital, Inc.

We have reviewed management's statements, included in the accompanying Kalos Capital, Inc. Exemption Report, in which (1) Kalos Capital, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Kalos Capital, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(2)(ii) ("exemption provisions") and (2) Kalos Capital, Inc. stated that Kalos Capital, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Kalos Capital, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Kalos Capital, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

HLB Gross Collins, P.C.

Atlanta, Georgia
February 20, 2018

3330 Cumberland Blvd., Suite 900 Atlanta, GA 30339 (P) 770-433-1711 (F) 770-432-3473
www.hlbgrosscollins.com "Local In Touch - Global In Reach"
HLB Gross Collins, P.C. is a member of HLB International, a worldwide network of accounting firms and business advisors

Kalos Capital, Inc.

Exemption From Rule 17 C.F.R. § 15c3-3(k) of the Securities and Exchange Commission

December 31, 2017

Kalos Capital, Inc. Exemption Report

Kalos Capital, Inc. is exempt from rule 17 C.F.R. § 240.15c3-3 under the provision (2)(ii)of this rule. This provision provides for exemption when no margin accounts are carried, and no funds or securities are held for or due to customers. All securities transactions are handled through a clearing agent that deals directly with the customers of Kalos Capital, Inc. For the entire period, January 1, 2017 through December 31, 2017, Kalos Capital, Inc. has maintained this exemption, without exception.

Kalos Capital, Inc.

I, Carol Wildermuth, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

_____
Carol Wildermuth
President



Certified Public Accountants and Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Shareholders of

Kalos Capital, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Kalos Capital, Inc. and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation ("Form SIPC-7") of Kalos Capital, Inc. for the year ended December 31, 2017, solely to assist you and SIPC in evaluating Kalos Capital, Inc.'s compliance with the applicable instructions of the Form SIPC-7. Kalos Capital, Inc.'s management is responsible for Kalos Capital, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Form X-17A-5 Part III (FOCUS Report) for the year ended December 31, 2017 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting a transposition error in the amount listed on line 2c(1). The amount included in total deductions on Line 2c was computed using the correct amount. The Company subsequently contacted the SIPC and sent a revised Form SIPC-7 to reflect the correct deduction on Line 2c(1).

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustment, noting the following:

    (i) The amount listed in the deductions on Line 2c1 was transposed; however, the correct amount of $5,092,304 was computed in the total deductions for the year ended December 31, 2017. The Company subsequently contacted the SIPC and sent a revised Form SIPC-7 to reflect the correct deduction on Line 2c1.

    (ii) The Company made an overpayment of $43 due to the following:

        (a.) An incorrect amount of $673,480 instead of $701,718 per the general ledger, was included in the total deductions in Line 2c(8) for Broker registration fees revenue.
        The deductions on Line 2c(8) should have been $(16,227,346).
        Total deductions on Line 2c should have been $(21,836,827)
        SIPC Net Operating Revenues on Line 2d should have been $6,330,126
        General assessment at .0015 on Line 2e should have been $9,495

3330 Cumberland Blvd., Suite 900 Atlanta, GA 30339 (P) 770-433-1711 (F) 770-432-3473
www.hlbgrosscollins.com   "Local In Touch - Global In Reach"

HLB Gross Collins, P.C. is a member of **HLB** International, a worldwide network of accounting firms and business advisors

5. There was no previous overpayment applied to the current assessment for the year ended December 31, 2017.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

HLB Gross Collins, P.C.

Atlanta, Georgia
February 20, 2018

SIPC-7

(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(35-REV 6/17)

For the fiscal year ended **12/31/2017**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

10*10*****1870********************MIXED AADC 220
50630 FINRA DEC
KALOS CAPITAL INC
11525 PARK WOODS CIR STE 280
ALPHARETTA, GA 30005-2422

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A.	General Assessment (item 2e from page 2)	$ 9,538
B.	Less payment made with SIPC-6 filed (**exclude interest**) __________ Date Paid	((4,731))
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	4,807
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 4,807
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $ 4,807	
H.	Overpayment carried forward $( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Kalos Capital, Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 26th day of January, 20 18.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2017
and ending 12/31/2017

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 28,166,955

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

     Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   (5,092,304)

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   (517,177)

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):   (16,199,108)

    (Deductions in excess of $100,000 require documentation)   *see attached*

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

    (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

    Enter the greater of line (i) or (ii)

    Total deductions   (21,808,589)

2d. SIPC Net Operating Revenues $ 6,358,366

2e. General Assessment @ .0015 $ 9,538

(to page 1, line 2.A.)

2